UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 0-2989
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
COMMERCE BANCSHARES, INC.
1000 Walnut, Kansas City, MO 64106

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN

Page Number
Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedules:
1 – Assets Held at End of Year	14
2 – Reportable Transactions	15
Consent of Independent Registered Public Accounting Firm
Consent of Independent Registered Public Accounting Firm
Consent of Independent Registered Public Accounting Firm
SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMERCE BANCSHARES
PARTICIPATING INVESTMENT PLAN

By:	/s/ Jeffery D. Aberdeen
Jeffery D. Aberdeen
Co-Chairperson, Retirement Committee

By:	/s/ Sara E. Foster

Sara E. Foster
Co-Chairperson, Retirement Committee
Date: June 22, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Retirement Committee of Commerce Bancshares, Inc.
Commerce Bancshares Participating Investment Plan:
We have audited the accompanying statements of net assets available for benefits of the Commerce Bancshares Participating Investment Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years ended December 31, 2006 and 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2006 and schedule H, line 4j – schedule of reportable transactions for the year ended December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Mayer Hoffman McCann P.C.
Leawood, Kansas
June 22, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Retirement Committee of Commerce Bancshares, Inc.
Commerce Bancshares Participating Investment Plan:
We have audited the accompanying statement of changes in net assets available for benefits of the Commerce Bancshares Participating Investment Plan (the Plan) for the year ended December 31, 2004. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the changes in net assets available for benefits of the Plan for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Kansas City, Missouri
June 22, 2005

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
ASSETS

Cash, non-interest bearing	$68	$425

Investments, at fair value:
Commerce Bancshares, Inc. Common Stock Fund	162,078,256	170,853,461
Mutual funds	155,705,386	126,839,410
Loans to participants	6,709,893	6,469,136

Total investments	324,493,535	304,162,007

Contributions receivable:
Employer	—	28,165

Total contributions receivable	—	28,165

Total assets	324,493,603	304,190,597

LIABILITIES

Due to participants	—	28,165

Total liabilities	—	28,165

Net assets available for benefits	$324,493,603	$304,162,432

See accompanying notes to financial statements

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2006, 2005, and 2004

	2006	2005	2004
Additions to Net Assets Attributable to:
Investment income:
Interest	$1,138,747	$677,699	$180,259
Dividends	5,824,799	4,096,931	2,119,963
Interest income on loans to participants	437,355	351,243	332,858
Net appreciation in fair value of investments	6,128,545	16,394,800	16,472,314

Total investment income	13,529,446	21,520,673	19,105,394

Contributions:
Participant	15,293,058	14,043,183	12,889,584
Employer	8,056,387	7,671,559	4,188,344
Participant rollover	658,050	1,199,452	1,044,938

Total contributions	24,007,495	22,914,194	18,122,866

Total additions	37,536,941	44,434,867	37,228,260

Deductions from Net Assets Attributable to:
Distributions to participants	(17,170,276)	(26,053,222)	(23,046,883)
Administrative expenses	(35,494)	(27,792)	(19,477)

Total deductions	(17,205,770)	(26,081,014)	(23,066,360)

Net increase	20,331,171	18,353,853	14,161,900
Net assets available for benefits:
Beginning of year	304,162,432	285,808,579	271,646,679

End of year	$324,493,603	$304,162,432	$285,808,579

See accompanying notes to financial statements

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Notes to Financial Statements
December 31, 2006, 2005, and 2004
(1)	Description of the Plan

General

The following description of the Commerce Bancshares Participating Investment Plan (the Plan) is provided for general informational purposes only. Terms of the Plan are more fully described in the Plan document, which is available to each participant. The Plan is a defined contribution plan that is qualified under section 401 of the Internal Revenue Code and covers employees of Commerce Bancshares, Inc. (the Company) or a participating subsidiary who are 21 years or older. Employees are eligible to participate as of January 1, April 1, July 1, or October 1 following the completion of thirty days of service. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

The Company is the plan sponsor and is advised by the Retirement Committee of Commerce Bancshares, Inc., which acts as the plan administrator. Commerce Bank, N.A., a subsidiary of the Company, is the trustee of the Plan. State Street Bank and Trust Co. and AON Consulting, Inc. performed recordkeeping and custodial services for the Plan until July 1, 2004 when the Plan’s custodian and record keeping services were assumed by Fidelity Investments. There were 4,117 and 4,001 participants with balances in the Plan at December 31, 2006 and 2005, respectively.

Contributions

Participating employees may elect to contribute to the Plan a maximum of 25% of their eligible compensation, as defined by the Plan, and subject to certain limitations under the Internal Revenue Code (not to exceed $15,000, $14,000 and $13,000 in 2006, 2005 and 2004, respectively). Additionally, participants who attained the age of 50 during 2006, 2005 or 2004 could contribute an additional $5,000, $4,000, or $3,000 of catch-up contributions, respectively. The catch-up contributions are not subject to the employer matching contribution. All participant contributions are made on a pretax basis.

Throughout 2004 the Company and participating subsidiaries contributed a matching contribution equal to 50% of the first 6% of eligible compensation. Effective January 1, 2005 this was changed to a graded matching percentage from 50% — 100% determined by age plus years of employment on the first 7% of eligible compensation. Additionally, the Plan was amended to allow the Company to make a discretionary contribution. For the years ended December 31, 2006 and 2005, the Company did not make a discretionary contribution. Participants may make a deferral contribution over 7%, which is not considered in determining Company contributions, for a maximum 25% pre-tax contribution.

Through June 2004, participants had the option to direct the investment of their contributions and the matching employer’s contributions (except as described in note 4) in any combination of the Commerce Bancshares, Inc. Common Stock Fund (Company Stock Fund), Commerce Asset Allocation Fund, Commerce Bond Fund, Commerce Growth Fund, Commerce International Equity Fund, Commerce MidCap Fund, Commerce Value Fund, Goldman Sachs Money Market Fund, SSgA S&P 500 Index Fund, Vanguard Total Stock Market Index Fund, Commerce Short Term Government Bond Fund, AIM Funds Group Small Cap Growth “A” Fund, American Century Equity Income Advisor Class Fund and Vanguard Small Cap Value Index Fund.

In July 2004, with the change in custodian, the Company added the Fidelity Equity Income II Fund, Fidelity Diversified International Fund, Fidelity Mid Cap Stock Fund, Fidelity Freedom Income Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2040 Fund, Fidelity Retirement Money Market Fund, and Spartan US Equity Index Fund. As part of this transition, the Goldman Sachs Money Market Fund and SSgA S&P 500 Index Fund were no longer offered as investment options. During 2006 the Fidelity Freedom 2005 Fund, Fidelity Freedom 2015 Fund, Fidelity Freedom 2025 Fund, Fidelity Freedom 2035 Fund, Fidelity Freedom 2045 Fund, and Fidelity Freedom 2050 Fund were added to the Plan’s investment options.

Participants may roll over funds into the Plan from any qualified plan, subject to the approval of the plan administrator. Rollover contributions earn investment income and share in investment gains or losses. Participants are 100% vested in rollover contributions. Participants direct the investment of their contributions to any of the various investment options offered by the Plan.

Assets of the Company Stock Fund include Commerce Bancshares, Inc. common stock. As a result, cash dividends on Commerce Bancshares, Inc. common stock are paid directly to the Company Stock Fund and allocated to the participants. Participants with balances in the Company Stock Fund have the option to reinvest their cash dividends in the Company Stock Fund or have dividends paid to them directly.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching and discretionary contributions, and an allocation of Plan earnings. The earnings allocation is based on the performance of the participant’s allocated investment fund balances. The benefit to which a participant is entitled is the vested portion of the participant’s account.

Participants may make transfers between existing fund balances once during each calendar month. Participating employees may change future investment elections at any time upon notification to the Plan. Both transactions are done in 1% increments.

Participant Vesting

Participants are vested immediately in their contributions plus actual earnings thereon, however, only upon termination of employment are participants entitled to receive their contributions and accumulated earnings thereon. Company matching contributions and Company discretionary contributions are subject to the following vesting schedule:

Years of	Percentage
Vesting Service	Vested
Less than 3	0%
3 or more	100%

The following schedule is applicable to participant’s after-tax employer matching contributions and ESOP balances:

Years of	Percentage
Vesting Service	Vested
Less than 3	0%
3, but less than 4	20%
4, but less than 5	40%
5, but less than 6	60%
6, but less than 7	80%
7 or more	100%
A participant will become fully vested in the value of all Company contributions in the event of death, permanent and total disability, or retirement on or after age 65, regardless of the participant’s years of vesting service. A year of vesting service generally is each Plan year during which the participant earns at least 1,000 hours of service and is over the age of 18.

Forfeitures

Forfeitures are based on the nonvested portion of the Company contribution upon employee termination. Forfeited amounts are applied as a reduction of contributions by the Company or by participating subsidiaries. Forfeitures were used to reduce the Company contribution by $281,766 in 2006, $106,200 in 2005 and $116,408 in 2004. The balance of unallocated forfeitures available to offset future Company contributions amounted to $10,039 and $9,741 at December 31, 2006 and 2005, respectively. At December 31, 2005, it was determined that $28,165 excess forfeitures had been withheld from certain employees terminating in 2005 and those forfeitures had been used to lower Company contributions. Corrections were made to the impacted participants in early 2006.

Participant Loans

A participant may borrow from the Plan amounts collateralized by the vested portion of his or her Plan account. These loans may not exceed the lesser of $50,000 or 50% of the participant’s vested account balance (excluding employee stock ownership plan account balances). The loans are repaid through payroll deductions over terms which are based upon the amounts borrowed and normally do not exceed five years and are secured by the balance in the participant’s account. Interest rates charged on participant loans are based on the Commerce Prime plus 1% at the date of the distribution and are fixed throughout the life of the loan. The participant may continue to make contributions to the Plan throughout the term of the loan.

Administrative Expenses

Certain administrative functions are performed by officers or employees of Commerce Bancshares, Inc. (the Company). No such officer or employee receives compensation from the Plan. Administrative expenses incident to the administration of the Plan may be paid by the Company and, if not paid by the Company, shall be paid by the Plan. A setup fee for new loans (currently $50) is deducted from the respective participant’s account. The Company elected to pay all other administration fees for the year ended December 31, 2006, 2005 and 2004 and presently intends to continue to do so, although the Company can, at its discretion, discontinue this practice.

Distributions

Distributions of vested account balances are available upon termination, retirement, death or permanent and total disability. Distributions are made in lump sum amounts to the participant or designated beneficiaries.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation

The Plan’s investments are held in an account at Fidelity Investments. On each valuation date, as defined by the Plan, securities held by the Plan are valued at fair value and the increase or decrease in the value of securities held, plus any net income or loss of the Plan, is allocated to the participant’s accounts. Fair value of the mutual funds is based on quoted market prices from national securities exchanges. Shares of the Company Stock Fund are based upon the fair values of the underlying investments, which include Company stock and cash equivalents. Loans to participants are valued at amortized cost, which approximates fair value.

Net appreciation (depreciation) in fair value of investments includes realized and unrealized gains and losses. Also included is the reinvestment of interest and dividends earned on funds invested in the mutual and Company Stock funds. Purchases and sales of securities are recorded on a trade-date basis (the date the order to buy or sell is executed). Interest is accrued as earned and dividend income is recorded on the ex-dividend date.

Use of Estimates

The Plan utilizes a number of informed estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Payment of Benefits

Distributions to the participants of the Plan are recorded when paid.

(3)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(4)	Company Stock Fund
The Company Stock Fund is accounted for on a unitized accounting basis. The fund has a cash reserve in order to provide the liquidity necessary to process daily fund transactions by the close of market each business day. The cash reserve generally represents between one and five percent of the total fund value, and varies depending upon account activity. The reserve may consist of cash or cash equivalents. As of December 31, 2006 and 2005, the cash reserve totaled approximately $4.5 million and $5.1 million, respectively.

In January 1995, all assets held by the Company’s qualified employee stock ownership plan were merged into the Plan and remain under a portion of the Plan that qualifies as an employee stock ownership plan (ESOP). All Company common stock attributable to the ESOP has been fully allocated to participant account balances at December 31, 2006 and 2005 and is held as units of the Company Stock Fund. At December 31, 2006, 983 participants had an ESOP related account balance.

Information about changes in ESOP assets included in the Company Stock Fund for the years ended December 31, 2006, 2005 and 2004, is as follows:

	2006	2005	2004
Beginning balance:	$32,769,035	$34,238,150	$35,591,151
Unrealized appreciation (depreciation) (including reinvested dividends and interest)	(1,536,167)	754,694	2,192,447
Benefits paid to participants	(1,076,924)	(1,868,561)	(2,323,985)
Transfers to participant- directed investments	(142,328)	(355,248)	(1,221,463)

Ending balance	$30,013,616	$32,769,035	$34,238,150

In addition, the Company Stock Fund utilizes available cash from participant and employer directed contributions and dividends to purchase Commerce Bancshares Inc. common stock on the open market. During 2006, 2005 and 2004 total dividends paid on shares of Company stock held by the Company Stock Fund and the amount thereof which was distributed directly to the participants is as follows:

	2006	2005	2004
Dividends paid on shares of Company stock	$3,054,000	$2,925,000	$2,842,000
Portion of dividend distributed to participants	2,004,000	1,998,000	2,021,000

(5)	Investments

The following table sets forth investments that represent 5% or more of the market value of the Plan’s net assets at December 31, 2006 or 2005:

	2006	2005
Commerce Bancshares, Inc. Common Stock Fund:
Commerce Bancshares, Inc. common stock	$157,562,381	$165,705,549
Fidelity Retirement Money Market Fund	4,515,875	5,147,912
Fidelity Retirement Money Market Fund	27,907,348	22,678,824
Spartan US Equity Index Fund	20,059,737	17,684,975
Commerce Growth Fund	20,805,698	19,384,432
During 2006, 2005 and 2004 the Plan’s investments appreciated (depreciated) in value as follows:

	2006	2005	2004
Commerce Bancshares, Inc.
Common Stock Fund	$(3,782,228)	$13,531,897	$11,456,810
Mutual Funds	9,910,773	2,862,903	5,015,504

	$6,128,545	$16,394,800	$16,472,314

(6)	Federal Income Taxes

In a determination letter dated July 11, 2002, the Internal Revenue Service stated that the Plan, as amended through August 16, 2001, met the requirements of section 401(a) of the Internal Revenue Code (IRC) and the Trust established thereunder was exempt from federal tax under section 501(a) of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan, as designed and operated, is in compliance with the applicable provisions of the IRC.

The Company is entitled to deduct for federal income tax purposes the amount of contributions made by the Company and each of its participating subsidiaries for the benefit of employees. In general, neither such contributions nor the income from the trust will be taxable to participants as income prior to the time such participants receive a distribution from the Plan. Participant contributions are not required to be included in the employees’ taxable income until the year or years in which they are distributed or made available to them.

(7)	Transactions with Related Parties

Certain Plan investments are shares of mutual funds managed by The Commerce Trust Company, a division of Commerce Bank, N.A. The Company Stock Fund also includes shares of Company common stock; therefore, these transactions qualify as party-in-interest transactions. Plan investments also include shares of mutual funds managed by Fidelity Investments, the custodian and record keeper of the Plan. These are exempt party-in-interest transactions under ERISA.

Transactions with the Company and its affiliates during the years ended December 31, 2006, 2005, and 2004 were as follows:

	Purchases		Sales
					Realized
	Units	Cost	Units	Proceeds	Gains (Losses)
2006:
Company Stock Fund	695,599	$14,574,316	931,658	$19,567,293	$7,881,426
Commerce Mutual Funds	639,380	13,864,603	571,956	11,633,230	272,720

2005:
Company Stock Fund	854,335	$17,256,639	1,169,790	$23,258,225	$7,064,064
Commerce Mutual Funds	638,958	13,345,575	845,816	17,364,629	(735,870)

2004:
Company Stock Fund	726,590	$13,034,889	1,351,172	$24,313,647	$9,723,831
Commerce Mutual Funds	678,205	13,657,037	745,589	15,162,790	(1,349,861)
(8)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(9)	Plan Amendment

During 2006, the Plan was amended as follows:
•	Dividends paid on Commerce Bancshares, Inc. common stock will be automatically reinvested into each participant’s stock account, unless the participant makes an affirmative election to receive payment of the dividends directly. The Plan was also amended to provide that a terminated participant’s non-vested account balance will be forfeited upon the earlier of the date the participant receives distribution of his vested balance, or the occurrence of a 5-year break in service.

•	Employees that are acquired through an acquisition will be eligible to participate in the Plan on the entry date that coincides with the effective date of the acquisition regardless of whether they meet the requirements for participation. Years of eligibility service will include all years of service with the acquired company. Acquired employees will be 100% vested in all accounts under the Plan effective as of the effective date of the acquisition.

•	A terminated participant’s non-vested account balance will be forfeited upon the earlier of the date the participant receives distribution of his vested balance, or the occurrence of a 5-year break in service.
During 2005 the Plan was amended as follows:
•	Company matching percentage was changed to a graded matching percentage from 50% —100% determined by age plus years of employment on the first 7% of eligible compensation.

•	Company is allowed to make a discretionary contribution. In addition, the Company may specify different rates of discretionary contributions for different groups of participants.

•	Automatic rollover of amounts from $1,000 to $5,000 to an IRA designated by the Administrator without participant consent if the participant does not elect to have such distribution paid directly to an eligible retirement plan.
(10)	Subsequent Event

Subsequent to December 31, 2006, the Plan was notified that it did not pass certain parts of the nondiscrimination testing. During May 2007, refunds were made to certain active participants to return to them excess deferral contributions and matching contributions of $151,841 and $33,384, respectively, as required to satisfy the relevant nondiscrimination provisions of the Plan.

Schedule 1
COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

	Number
Identity of issue	of shares	Cost		Fair Value
Commerce Bancshares, Inc. Common Stock Fund:*
Commerce Bancshares, Inc. Common Stock*	3,251,246	$92,291,802		$157,562,381
Fidelity Retirement Money Market Fund	4,515,875	4,515,875		4,515,875

Total Common Stock Fund	7,718,013	96,807,677		162,078,256

Mutual Funds
Commerce Asset Allocation Fund*	393,172	*	*	7,647,194
Commerce Bond Fund*	632,214	*	*	11,405,140
Commerce Growth Fund*	802,379	*	*	20,805,698
Commerce International Equity Fund*	125,285	*	*	3,484,170
Commerce MidCap Fund*	178,427	*	*	6,136,115
Commerce Short Term Government Bond Fund*	124,764	*	*	2,185,872
Commerce Value Fund*	182,599	*	*	5,140,168
AIM Funds Group Small Cap Growth “A” Fund	83,349	*	*	2,436,280
American Century Equity Income Advisor Class Fund	900,033	*	*	7,722,287
Fidelity Diversified International Fund*	256,506	*	*	9,477,879
Fidelity Equity Income II Fund*	91,917	*	*	2,228,065
Fidelity Freedom 2010 Fund*	127,957	*	*	1,870,726
Fidelity Freedom 2020 Fund*	123,672	*	*	1,920,629
Fidelity Freedom 2030 Fund*	56,393	*	*	903,983
Fidelity Freedom 2040 Fund*	94,315	*	*	894,110
Fidelity Freedom Income Fund*	49,111	*	*	566,739
Fidelity Mid Cap Stock Fund*	173,311	*	*	5,050,275
Fidelity Retirement Money Market Fund*	27,907,348	*	*	27,907,348
Spartan US Equity Index Fund	399,756	*	*	20,059,737
Vanguard Small Cap Value Index Fund	319,376	*	*	5,445,352
Vanguard Total Stock Market Index Fund	364,260	*	*	12,417,619

Total Mutual Funds				155,705,386

Loans to Participants—Interest rates on these loans range from 5.00% to 10.50%				6,709,893

Total assets held for investment purposes				$324,493,535

*	Related party

**	In accordance with instructions to the Form 5500, the Plan is no longer required to disclose the cost component of participant-directed investments.

Schedule 2
COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Schedule H, line 4j — Schedule of Reportable Transactions
Year ended December 31, 2006

						Current
				Expense		value of
				incurred	Cost	asset on
	Purchase	Selling	Lease	with	of	transaction	Gain
	price	price	rental	transaction	asset	date	(loss)
Commerce Bancshares, Inc.
Common Stock Fund*	$14,574,316	—	—	—	14,574,316	14,574,316	—
Commerce Bancshares, Inc.
Common Stock Fund*	$—	19,567,293	—	—	13,096,493	19,567,293	6,470,800

*	Related party

EXHIBIT INDEX
23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm